

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

September 3, 2008

Via Facsimile (216) 579-0212 and U.S. Mail

Lyle G. Ganske, Esq.
Jones Day
901 Lakeside Avenue
Cleveland, Ohio 44114

      Re: Cleveland-Cliffs Inc.
              Preliminary Proxy Statement on Schedule 14A
              Filed August 28, 2008
              File No. 001-08944

Dear Mr. Ganske:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement

1.   Please fill in the blanks in your proxy statement.

Voting at the Special Meeting, page 2

2.   We note that Harbinger has stated its belief that one of the presumptions, included in Exhibit C to your proxy statement and referenced here, contains an unlawful presumption. Please revise your disclosure to acknowledge the apparent disagreement between you and Harbinger on this matter of state law, explain why you believe the presumption is lawful, and describe the effects of the disagreement.

<u>Recommendation by Cleveland-Cliffs' Board of Directors, page 10</u>

3.   Please clarify in the fifth bullet point whether the company's board of directors may opt out of the Chapter 1704 restrictions. Also, tell us what consideration you have given to including Chapter 1704 of the Ohio Revised Code as an appendix to your proxy statement.

<u>Form of Proxy</u>

4.   Please revise the form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

<u>Closing Comments</u>

Please amend the Schedule 14A promptly to comply with our comments. In addition, provide a letter keying your responses to the comments, and provide any requested supplemental information. If you believe complying with these comments is not appropriate, tell us why in your letter. The response letter should be uploaded to EDGAR, with the form type label "CORRESP" and linked to the Exchange Act file number. We may have comments after reviewing revised materials and your responses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company is in possession of all facts relating to a company's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions